Filed By: Equity Office Properties Trust Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cornerstone Properties Inc. (Commission File No. 1-12861)

         THE FOLLOWING IS THE SCRIPT USED BY EQUITY OFFICE PROPERTIES TRUST IN CONNECTION WITH A PRESENTATION AT RAYMOND JAMES & ASSOCIATES, INC.'S 21st ANNUAL INSTITUTIONAL INVESTOR CONFERENCE ON MARCH 7, 2000

         Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the script set forth below, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Equity Office Properties Trust and Cornerstone Properties Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Equity Office Properties Trust and Cornerstone Properties Inc. with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Equity Office Properties Trust by directing a request to Equity Office Properties Trust, Two North Riverside Plaza, 22nd Floor, Chicago, Illinois 60606, Attention: Corporate Secretary, telephone: (312) 446-3300.

         Pursuant to instruction 3 to Item 4 of Schedule 14A, the participants in this solicitation include Equity Office Properties Trust and its trustees, as follows: Samuel Zell (Chairman of the Board), Timothy H. Callahan (President, Chief Executive Officer and trustee), D.J. Andre de Bock (trustee), William M. Goodyear (trustee), James D. Harper, Jr. (trustee), Sheli Z. Rosenberg (trustee), David K. McKown (trustee), Jerry M. Reinsdorf (trustee), Edwin N. Sidman (trustee), H. Jon Runstad (trustee) and Thomas E. Dobrowski (trustee). As of the date of the communication, none of the foregoing participants beneficially owned in excess of 1% of the outstanding common shares of Equity Office Properties Trust, except for Mr. Zell, who beneficially owned approximately 5.4% of the outstanding common shares (giving effect to share options and units of limited partnership interest in EOP Operating Limited Partnership held by him)


                                    * * * * *

         EQUITY OFFICE/CORNERSTONE PROPERTIES                    CONFIDENTIAL
         SCRIPT


I.       OPENING (DIANE)

BEFORE WE BEGIN, WE WOULD LIKE TO REMIND YOU THAT CERTAIN STATEMENTS MADE DURING THIS PRESENTATION WILL CONSTITUTE FORWARD LOOKING STATEMENTS, WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR ANTICIPATED DUE TO FACTORS SUCH AS THE FOLLOWING: AN INCREASE IN MARKET INTEREST RATES; THE AVAILABILITY OF ADEQUATE FINANCING ON ACCEPTABLE TERMS; THE ABILITY OF EQUITY OFFICE TO REALIZE SYNERGIES AND EFFICIENCIES AS A RESULT OF INCREASED SIZE; FUTURE REAL ESTATE MARKET CONDITIONS; FUTURE TENANT DEMAND FOR OFFICE SPACE; AND OTHER RISKS DESCRIBED IN EQUITY OFFICE'S FORM 10-K WHICH IS ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.


II.       POWER POINT PRESENTATION


o       [Title Page]


[Omitted graphic showing summary information regarding Equity Office, including] its 294 buildings, 35 markets, 77.0 million square feet in the portfolio, 1,680 employees, 6,000 customers, total capitalization of $13.5 billion and total 1999 revenue of $1.9 billion]

o       Company has over 20-year history.

o       Went public in July 1997.

o       Chicago-based company, approximately 1,700 employees.

o       Largest office platform of any publicly traded real estate company.

o Strategy has been to acquire high quality assets in high job growth markets generally with supply constraints.

o       Currently over 95% leased.

o As important, we've created a national distribution network for real estate services, which I'll discuss in more detail later.

[Omitted pie chart showing Equity Office's capital structure as of December 31, 1999, including its total capitalization of $13.5 billion and its outstanding common equity of $7.0 billion, outstanding preferred equity of $0.6 billion and outstanding debt of $5.9 billion]

o Actively manage our balance sheet, stressing liquidity, comfortable leverage ratios, and long-term fixed rate debt.

o As of year-end 90% of our total debt was at fixed rates with an average life of over 7 years.

o Have investment grade credit ratings and consistently set benchmark pricing in the REIT debt markets.

o       Coverage ratios:

                           Interest         Fixed Charge
                           --------         ------------
         At 12/31 3.0x       2.6x
         Est. Post
         CPP Merger          2.6x              2.34x

[Omitted pie charts showing Equity Office's national portfolio and local market presence, including its regional distribution (15% of its properties are located in the Pacific, 17% in the Central, 35% in the Northeast, 9% in the Southeast, 10% in the Southwest and 14% in the West) as well as its office concentration (55% of its properties are located in CBDs and 45% in suburban areas)]

o Have had a national operating and leasing infrastructure for over 10 years.

o Over 50% of our properties are located in CBD's, where there are generally much higher supply constraints.

o "Suburban" properties are more edge city locations in highly desirable sub-markets.

o       Six regional offices manage and lease our properties at the local level.

o Concentration in NE Region is due to three major markets: Boston, New York and Washington DC.

o This national infrastructure allowed us to assimilate Beacon into our portfolio with relative ease.

o Confident the strength of our structure and systems will be an advantage in implementing our recently announced Cornerstone merger.

[Omitted table showing ten geographic markets in which Equity Office has its] highest level of concentrations (Boston, Chicago, New York, Washington, D.C., Seattle, Atlanta, San Francisco, Dallas, Los Angeles and Denver) as well as common characteristics of these markets (direct vacancy rates for entire market, percentage of Class A office space in the market owned by Equity Office and 2000 employment growth)]

o This list represents the 10 markets with our highest level of concentrations.

o       These top 10 markets represent approximately 75% of our NOI.

o       These markets have common characteristics:

- High job growth, most higher than the U.S. average, creating strong office space demand.

-       Market's where people want to work and live -- strong base of knowledge
        - workers.

- Vacancy rates are very tight in these markets (except LA and Dallas), despite an increase in construction in some markets.

-       The CBD's across these markets are particularly healthy.

[Omitted graphic showing Equity Office's cash flow from its top 10 geographic markets (Boston generates 15.9% of Equity Office's total rent, Chicago 14.1%, Washington, D.C. 7.4%, New York 6.5%, Seattle 7.0%, Atlanta 6.1%, San Francisco 5.3%, Los Angeles 4.3%, Denver 4.1% and Dallas 4.2%) as well as Equity Office's total lease rollover rates in these markets in each of 2000, 2001 and 2002 (for a total of 5.40% in Boston, 3.88% in Chicago, 2.96% in Washington, D.C., 2.19% in New York, 2.68% in Seattle, 2.76% in Atlanta, 2.12% in San Francisco, 1.11% in Los Angeles, 1.78% in Denver and 2.25% in Dallas)]

o Despite concentrations in these top ten markets which provide strategic advantages, no single market is greater than 16% of our total revenue.

o And our lease rollover risk is not more than 5.4% of total revenues exposed to a single market over a 3-year period.

o Provides tremendous downside protection and stability to our earnings in the event of an economic downturn in any single region.

o Average remaining lease term is roughly 5.5 years - long-term protection.

[Omitted graphic showing Equity Office's tenant distribution (19.4% of Equity Office's tenants provide business services, 13.5% provide legal services, 10.6% are financial institutions, 7.8% are insurance companies, 7.6% are communications companies, 7.1% are consulting/engineering firms, 5.6% are securities firms, 5.3% are government entities, 4.7% are oil & gas companies, and all other categories represent less than 4.0%) and tenant diversification (excluding the GSA, no single tenant represents more than 1.6% of total portfolio annual rent)]

o In addition to geographic diversification, we have no undue exposure to any industry class or single tenant.

o Mix of large and small tenants. Large tend to be national accounts, can serve them coast to coast.

o Business services is a diversified SIC code - includes accounting, publishing, advertising, and technology, etc.

--      GSA - represents 3.2%, Ogilvy & Mather is 1.6% (and doesn't roll until
        2009).

[Omitted line chart showing Equity Office's quarterly funds from operations since its initial public offering in July 1997 in terms of actual results, adjusted consensus and initial consensus.]

o       We've outperformed as a public company.

o Since going public in July 1997, the analyst community has consistently revised our earnings estimates upward and we have met or beat estimates every quarter since the IPO.

o Not true of the industry as a whole - most estimates were downgraded starting last summer due to slower acquisition volume.

o We have beat estimates every quarter except for the 3rd quarter 1998 - first time we just met consensus due to a non-recurring change.

[Omitted bar and line chart showing total increases in Equity Office's dividends and funds from operations from its initial public offering through the fourth quarter of 1999 (dividends increased 40% and funds from operations increased 51%), as well as dividends and funds from operations per share on a fully diluted basis (dividends per share were $1.20 in 1997 on an annualized basis, $1.38 in 1998 and $1.58 in 1999, and funds from operations per share were $1.80 in 1997, $2.33 in 1998 and $2.57 in 1999 on an annualized basis)]

o       FFO per share has increased 51% since our first public quarter in 1997.

o Dividends have increased 40%, with our current quarterly dividend at 42(cent) or $1.68 per share annually, an increase of 13.5% over the previous quarterly rate.

o       Dividends should grow roughly in line with FFO growth rate.

[Omitted graphic specifying that Equity Office's growth is expected to come from internal growth, access and external growth]

[Transition Slide]:

o Three key areas, which are providing growth - will cover these in more detail.

o       Internal Growth (includes below market rents and development)

o       Access (our real estate services area)

o       Industry Consolidation

[Omitted bar and line chart showing Equity Office's expected internal growth in terms of its lease rollover schedule as of December 31, 1999, including anticipated percentage of total occupied square feet (11.3% in 2000, 13.4% in 2001, 11.8% in 2002, 11.0% in 2003, 10.7% in 2004, 7.8% in 2005 and 27.7% in
2006 and beyond) and anticipated impact on NOI ($38 million in 2000, $59 million in 2001, $34 million in 2002, $30 million in 2003, $38 million in 2004, $44 million in 2005, and $110 million in 2006 and beyond)]

o Embedded growth represents growth in NOI as leases roll and rents are marked to market.

o This chart illustrates our upside potential as leases roll, while indicating downside protection with no more than 13.4% of our total portfolio rolling in any single year.

o Our in place rents (weighted average basis) are approximately $5.00 below market.

o       Approximately 20% below market on a gross basis and 32% on a net basis.

o       Represents roughly $350MM of NOI yet to be realized.

[Omitted photographs of four current developments]

This slide highlights some of our current developments and provides good examples of our development strategy: (often developed in JV's, driven by strong customer demand)

o Prominence - a take-out commitment funded in July, probably the strongest sub-market in Atlanta - 60% leased, with additional 33% in active prospects. Anchor tenant is Marsh Mac, an EOP national account.

o       John Marshall III - 100% pre-leased to Booz Allen.

o 3 Bellevue - One of the tightest markets in the country, less than 3% vacancy rate - 70% leased with another 20% of active prospects.

o 150 Cal - San Francisco another very tight office market, niche building in an excellent location. Currently 65% leased with another 30% of active prospects.

[Omitted table summarizing information about development pipeline, including its current developments (a 425,000 square foot building in Atlanta at a total estimated cost of $91 million that is 58% pre-leased, a 495,000 square foot building in Boston at a total estimated cost of $112 million that is 82% pre-leased, a 201,000 square foot building in San Francisco at a total estimated cost of $66 million that is 11% pre-leased, two buildings with a total of 658,000 square foot in Seattle at a total estimated cost of $111 million that are 45% pre-leased, and a 180,000 square foot building in Washington, D.C. at a total estimated cost of $48 million that is 100% pre-leased)]

o       Summary of our development pipeline, which totals roughly $425MM.

o       This will add 6 properties and 2.0MM sf to our portfolio.

o These projects will deliver over the next 6-9 months and are already 58% pre-leased. For example, Riverside Center in Boston suburbs is 88% pre-leased and doesn't open until May (includes a Regus lease --an Access product).

o Roughly $272MM was funded as of 12/31/99 -- balance of $156MM will be funded under our line or through in-place construction loans.

o       Development philosophy:

-       View it as a form of capital allocation

-       With local partners, reduce development risk.

o Our development strategy is working well - for example, past developments such as Sunset North opened in the fourth quarter at 97% leased.

[Transition Slide - Access]

o In addition to built-in increases from lease rollovers, we have a tremendous opportunity to increase revenue by providing value-added real estate and office services to our customers.

o Formally initiated the real estate services group (called Access) in January of this year as an outgrowth of the additional services we were hearing our customers desired in a high quality office environment. Have a group of people dedicated to Access.

[Omitted graphic comparing statistics on Equity Office and United Airlines,] including 577 planes for United Airlines and 294 buildings for Equity Office, number of employees (United Airlines has 99,000 employees and Equity Office has 1,680 employees) and customer base (United Airlines has 238,000 customers daily and Equity Office has 320,000 customers daily)]

o To put our platform and opportunity in the services area in perspective lets look at United Airlines customer base today (see statistics).

o       Now lets look at Equity Office.

- We have over 320,000 professionals walking in and out of our doors for an average of over 5 years.

- We have an unprecedented opportunity to offer services and conveniences to this captive audience. We are evolving into a national services company and view our portfolio as a national distribution network.

- Other businesses are anxious to have access to this demographic and are willing to venture with us for that access.

[Omitted graphic showing Equity Office's recent access offerings (AdCom, ARC, Books Are Fun, Ltd., BroadBand Office, Captivate Network, Lessons in Leadership, LifeStart, Kastle Systems, Regus, Shaw Carpet, US Bank, Winstar, WYNCOM, Inc.)]

This slide highlights some of the offerings we have put in place in last 12 months.

o       Biggest focus has been Telecom - majority of 1999 and 2000 revenues.

o Expanding this area rapidly with new ventures/alliances (US Bank, Captivate, Ad Com, Regus, etc.)

o Enhanced services to our customers - better retention and more value in the franchise. Barriers to exit.

o       Revenues: $7 - 8MM in 1999 and $15 - 20MM in 2000.

o       Also a growth driver for the future.

[Omitted graphic summarizing Equity Office's external growth strategy (joint ventures, mergers and acquisitions and private to public transactions)]

Major areas of external growth:

o JV's - ability to reduce capital dedicated to specific buildings and redeploy capital in higher growth avenues -Lend Lease JV as an example, raised $480MM, continue to manage and lease, increased our ROIC on these assets.

o EOP did the largest merger in the REIT industry in December 1997 when we acquired Beacon. Just announced Cornerstone merger in February, which I'll discuss in a minute.

o Only 12% of real estate is in public company hands. Predict a continued shift from private to public; believe our currency is an asset in this ownership shift.

[Omitted photographs of office buildings indicating that the $4.6 billion merger with Cornerstone Properties will create an $18 billion office company]

[Transition slide]

o We announced on February 11th our intent to merge with Cornerstone Properties, in a transaction valued at approximately $4.6 billion, which will create an $18 billion office company.

[Omitted graphic summarizing strategic benefits of the merger, including the] creation of the pre-eminent office company in the U.S., increased concentrations in top growth markets in the country, significant operating synergies and cost efficiencies on a combined basis, opportunities for value creation through development, and enhanced customer offerings on unprecedented 95-million-square-foot portfolio)]

Benefits of this merger:

o Creates largest, highest quality office portfolio of any real estate company in the U.S., with over 95.5MM sf.

o Perfect strategic fit; economics of scale on revenue and expense sides. Enhanced development pipeline, and extended platform for Access services.

o S-4 to be filed in late March, subject to shareholder approval by both companies. Targeted closing date in the 3rd quarter.

[Omitted graphic showing Equity Office's and Cornerstone's holdings on a] consolidated basis, including 380 buildings, containing a total of 95 million square feet in 39 Metropolitan Statistical Areas, as well as the geographic locations of these buildings]

o       This map highlights our holdings on a combined basis:

o       Increase from 294 buildings to 380.

o       Adds 18.4MM sf, of which 2/3's overlaps our top 8 core markets.

o This portfolio would be impossible to replicate on an asset by asset basis.

o       Acquiring Cornerstone at very attractive yields:
              GAAP NOI              9.5%
              Cash NOI              9.0%
              Cash EBITDA           8.7%

[Omitted bar and line chart showing Equity Office's and Cornerstone's lease] expiration on a consolidated basis (10.5% of total square feet in the combined company is anticipated to expire in 2000, 12.6% in 2001, 12.1% in 2002, 11.9% in 2003, 10.7% in 2004, 7.3% in 2005, 6.1% in 2006, 5.0% in 2007, 6.0% in 2008 and
12.1% in 2009 and beyond)]

o       This illustrates the lease expiration on a combined basis.

o       Maximum rollover is 12.6% in 2001 (down from 13.4% for EOP only).

[Omitted table showing Equity Office's and Cornerstone's geographic] concentrations of properties on a consolidated basis, including total square footage of the properties (12.4 million square feet in Boston, 11.2 million square feet in Chicago, 6.3 million square feet in San Francisco, 6.8 million square feet in Seattle, 5.5 million square feet in Washington, D.C., 7.8 million square feet in Atlanta, 3.2 million square feet in New York, 4.5 million square feet in Los Angeles, 2.8 million square feet in San Jose and 4.2 million square feet in Denver) and percentage of net operating income (Boston 15.7%, Chicago 10.0%, San Francisco 8.7%, Seattle 8.2%, Washington, D.C. 7.3%, Atlanta 7.0%, New York 6.7%, Los Angeles 5.1%, San Jose 3.9% and Denver 3.2%)]

o This slide illustrates a key benefit of this merger -- we increase our concentrations in some of the strongest office markets in the country.

o San Francisco moves from number 7 to our 3rd largest market (based on NOI)

o       Seattle moves from number 5 to number 4.

o       San Jose / Silicon Valley moves into our top 10 markets.

o These markets are experiencing significant job growth and office demand -- resulting in significant rent growth (use example of same store growth for Wilson portfolio in California from Cornerstone 4th quarter earnings release).

[Transition slide]

o Our goal is to be not only a great real estate company -- but, more importantly -- a great public company.

o We can only do this by focusing on our three key constituencies, our customers, our employees, and our investors.

o We believe we are leaders in our industry and continually strive to stay ahead of the curve by Redefining the Workplace - Together.